Filed by CareFusion Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CareFusion Corporation

(Commission File No. 001-34273)

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

EVENT DATE/TIME: OCTOBER 06, 2014 / 12:00PM GMT

OVERVIEW:

Co. announced its agreement to acquire CareFusion in cash and stock transaction valued at $12.2b.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 06, 2014 / 12:00PM, BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

CORPORATE PARTICIPANTS

Monique Dolecki Becton, Dickinson and Company - VP of IR

Vince Forlenza Becton, Dickinson and Company - Chairman, CEO & President

Kieran Gallahue CareFusion Corporation - Chairman & CEO

Chris Reidy Becton, Dickinson and Company - CFO & EVP of Administration

Bill Kozy Becton, Dickinson and Company - EVP & COO

Tom Polen Becton, Dickinson and Company - Group President of Medical Surgical Systems and Pharmaceutical Systems

CONFERENCE CALL PARTICIPANTS

David Lewis Morgan Stanley - Analyst

Brandon Couillard Jefferies & Company - Analyst

David Roman Goldman Sachs - Analyst

Mike Weinstein JPMorgan - Analyst

Brian Weinstein William Blair & Company - Analyst

Rick Wise Stifel Nicolaus & Company - Analyst

Doug Schenkel Cowen and Company - Analyst

Bill Quirk Piper Jaffray & Co. - Analyst

Richard Newitter Leerink Partners - Analyst

Rafael Tejada BofA Merrill Lynch - Analyst

Larry Keusch Raymond James & Associates, Inc. - Analyst

Vijay Kumar ISI Group - Analyst

Mark Massaro Canaccord Genuity - Analyst

Amit Hazan SunTrust Robinson Humphrey - Analyst

PRESENTATION

Operator

Hello, and welcome to BD’s call to discuss the just-announced definitive agreement under which Becton Dickinson will acquire CareFusion. At the request of BD, today’s call is being recorded. It will be available for replay throughout October 13, 2014 on the investors page of the BD.com website, or by phone at 800-585-8367 for domestic calls, and area code 404-537-3406 for international calls using conference ID 16089829.

(Operator Instructions)

Beginning today’s call is Miss Monique Dolecki. Ms. Dolecki, you may begin.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 06, 2014 / 12:00PM, BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

Monique Dolecki - Becton, Dickinson and Company - VP of IR

Thank you, Jackie. Good morning, everyone, and thank you for joining us. This is a very exciting day for us here at BD as we announce our acquisition of CareFusion. Similar to our quarterly conference calls, we will walk you through several slides, and then open up the call for Q&A. Our press release and investor slides can be accessed on the investor relations page of our website at BD.com.

This communication does not constitute an offer to sell or solicitation of an offer to buy any securities, or a solicitation of any vote for approval. In connection with the proposed transaction, BD will file with the SEC a registration statement on form asset on Form S-4 that will include a preliminary proxy statement and prospectus regarding the proposed transaction. After the Registration Statement has been declared effective by the SEC, the definitive proxy statement and prospectus will be mailed to CareFusion shareholders. This will include important information regarding BD and CareFusion, their respective directors, executive officers, and certain other members of management and employees, who may be deemed to be participants in the solicitation of proxies, in favor of the proposed transaction.

Also, on pages 1 and 2 of our slide presentation, contain additional information on forward-looking statements and other important information on the proposed transaction, and on the directors and executive officers of BD and CareFusion. Leading the call this morning is Vince Forlenza, Chairman, Chief Executive Officer, and President.

Also joining us for the presentation are Chris Reidy, Chief Financial Officer and Executive Vice President of Administration; and Kieran Gallahue, Chairman and CEO of CareFusion. Bill Kozy, Executive Vice President and Chief Operating Officer; and Tom Polen, Group President, are also joining us today, and will be available for the Q&A portion of this call. It is now my pleasure to turn the call over to Vince.

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

Thank you, Monique, and good morning, everyone. We are pleased that you are able to join us this morning. Today represents a major milestone in BD’s 117-year history, which significantly advances our strategy in the BD Medical segment.

We are very excited to announce our agreement to acquire CareFusion in a cash and stock transaction valued at $12.2 billion. This deal is financially attractive, and delivers substantial cost synergies, that drive immediate low teens accretion to cash earnings, and a strong ROIC profile. Overall, this is consistent with the message we have been sharing with you for some time now. CareFusion moves us into new adjacencies, is compelling strategically, and creates meaningful value for shareholders.

On today’s call, I will walk you through the rationale behind this acquisition, and the ways in which this transaction will accelerate our ability to deliver effective healthcare solutions for our customers around the world. Then I’ll ask Kieran to make a few comments about why this deal creates significant value for CareFusion’s customers, employees, and shareholders.

Chris will then review in detail the structure of the deal, and the various financial metrics. I will conclude by making some closing remarks, and open up the call for Q&A. After this call, I’m confident that you will have an increased understanding of the combined company, our strategy, and how we will succeed going forward.

Moving on to slide 5, this acquisition accelerates our strategy, and is highly aligned with one of BD’s key areas of focus: Enabling safer, simpler, and more effective parenteral drug delivery. The combination of the two companies will further enable us to deliver end-to-end solutions from drug preparation through dispensing and administration, that increase efficiencies, reduce medication errors, and improve patient safety, in both hospitals and pharmacies.

The combination of BD and CareFusion build scale and depth in medication management and patient safety solutions, with product portfolios that are highly complementary. The transaction also creates unique growth opportunities internationally, particularly in emerging markets. As you know, BD has a significant international footprint, with a presence in almost every country around the world.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 06, 2014 / 12:00PM, BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

By leveraging our global infrastructure, we believe we can create new growth opportunities for CareFusion’s products outside of the US. This acquisition also creates meaningful value for shareholders, customers, and employees around the world.

Before I provide more details, I would like to introduce Kieran Gallahue. It’s been a pleasure getting to know Kieran better, and his team, over the past few months, and I would like to congratulate them on building a world-class organization. Kieran, would you please make a few comments from CareFusion’s perspective?

Kieran Gallahue - CareFusion Corporation - Chairman & CEO

Thank you, Vince, and good morning, everybody. We are also very enthusiastic about this announcement, and look forward to becoming a part of BD. BD is a company that I personally admire, with great values, and a proven track record of success.

At CareFusion, we’ve held a consistent belief that in our areas of focus, scale matters, particularly medication management, infection prevention, procedural effectiveness, and in products for anesthesiology and respiratory care. In five years, we have made solid progress reinvesting in a strong R&D pipeline, acquiring eight companies, organizing around the way our customers purchase, and growing our top and bottom lines.

This announcement will accelerate our plans to create greater scale. As part of BD, we see new growth opportunities for our products in global markets, new value we can create for our customers, and new opportunities for our employees, as part of what will become one of the largest global leaders in med tech.

For our shareholders, the transaction delivers an attractive premium, with a sizable cash component, and the ability to participate in the upside of the combination, through continuing ownership in BD’s stock. For customers and partners, it allows us to offer a more complete suite of solutions, and significantly expand our global reach, by leveraging BD’s international infrastructure. For our employees, we are combining with a company that is not only focused on growth and innovation, but also focused on its employees.

The vision we have set for CareFusion and the values we live are aligned with BD, and with its management team. I have a great deal of respect for this team, and will work with them to set up the new organization, and get it off to a solid footing. I would like to acknowledge this is a different path than we have been on, and as we’ve strengthened and simplified the company over the past three years. However, the combined opportunities for healthcare systems around the world are clear and compelling.

It is a testament to the hard work of CareFusion’s 17,000 employees, that we’re here today, with what I believe is a tremendous opportunity to create a true industry leader. We look forward to working with BD to ensure the success of this transaction, as we embark on the next phase of growth together. I will now turn the call back over to Vince. Vince?

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

Thank you, Kieran. Turning to slide 7, I’d like to speak for moment about BD’s evolution over the past several years. As we met with our customers around the world, we continued to see changing healthcare needs, and the environment today is very different than it was just a few years ago. We have proactively responded to these changes by beginning to transition from a product-focused company to a customer-focused provider of healthcare solutions across our six worldwide businesses.

From FY10 to 2012, we have focused on building targeted M&A capabilities, investing in emerging markets, and enhancing our operational efficiency programs. We also reallocated our R&D spending, shifting from line extensions to new product development. As a result, BD moved into near adjacencies, accelerated our revenue growth, and delivered a higher quality of earnings.

New products as a percentage of sales increased dramatically going from 8% to about 15% during that timeframe. In taking these actions, we also increasingly addressed the unmet needs of patients and customers around the world, by improving the quality of care, lowering the cost of healthcare delivery, increasing access to care, and optimizing patient and healthcare worker safety. We have built a strong foundation for growth, and the acquisition of CareFusion significantly accelerates our evolution.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 06, 2014 / 12:00PM, BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

Moving on to slide 8, you will see the scale and depth achieved by this combination. Our highly complementary portfolios will span from preparation to dispensing, administration, and monitoring outcomes, in addition to an integrated state-of-the-art informatics platform. BD and CareFusion together will create to the global leader in a $20 billion medication management industry, with leading positions across multiple categories, while expanding our reach in patient safety and infection prevention.

We are more than doubling our addressable opportunity in the BD Medical segment. CareFusion’s medication management solutions business significantly expands our offering, and places us in the leading position in 16 out of the 22 categories, across the medication management process. This creates a comprehensive end-to-end medication management solution in the hospital and pharmacy, that will help to decrease medication errors and infections, while at the same time, reduce cost, time, and waste.

On slide 9, you will see the unique growth opportunities we have in both emerging markets and developed markets. As many of you know already, BD has a very strong international presence, with about a 60% of our sales outside of the US, and 25% of our sales in emerging markets. As you can see, about 5% of CareFusion’s sales today are in emerging markets.

In recent years, we have invested substantially in emerging markets. Our investments paid back quickly, and resulted in BD having one of the highest percentage of sales in emerging markets in our peer group. We have a significant number of sales associates, a broad distribution network, and deep partnerships with local healthcare systems in these geographies.

We continue to see emerging markets as a key growth driver. We plan to leverage our existing global infrastructure to expand the availability of CareFusion’s products, and provide greater access, and a higher quality of healthcare in developed and emerging markets, where there are significant unmet needs.

The acquisition of CareFusion brings a diverse portfolio of product, many of which we expect to expand to our international channels. Some of these products are appropriate for these markets today, but will require registration. Other products will need to be further tailored to meet the unique needs of our customers, and they will become available in the longer-term. CareFusion’s respiratory and procedural solution segments will expand our scope in those markets, and together, we will maximize outcomes in infection prevention, respiratory care, and procedural effectiveness.

In developed markets, we believe we can accelerate the uptake of core and new products, by strengthening our call points and offering more complete solutions. We will also continue to focus on implementing our existing initiatives that reinforce our strong positions in developed countries. They include product introductions responsive to cost constraints, and efficiency initiatives that improve margins. Now, I’d like to turn the call over to Chris to review the transaction terms, and some further details on the financial characteristics of this deal.

Chris Reidy - Becton, Dickinson and Company - CFO & EVP of Administration

Thanks, Vince, and good morning everyone. I’m equally as excited to announce this deal. Vince just walked you through the strong strategic proposition of this transaction, and now I’ll take you through the attractive financial metrics, which are equally as compelling.

This deal delivers substantial cost synergies that drive double-digit accretion to cash earnings in the first full year, and a strong ROIC profile. This is consistent with the message we been communicating for some time now: acquisitions must fit strategically and create shareholder value. Our focus has been on offering complete solutions for our customers, and we believe that will lead to sustained relevance in the healthcare marketplace.

As we evaluated CareFusion and put it through our many strategic and financial filters, the rationale was clear. Before I review the financial metrics in detail, I would like to discuss some of the key transaction terms on slide 10. The total purchase price is $12.2 billion. CareFusion shareholders will receive $49 in cash and 0.0777 shares of BD stock for each of their CareFusion shares. BD will assume $2 billion in CareFusion debt, and $1.8 billion of cash.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 06, 2014 / 12:00PM, BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

We have a fully committed $9 billion bridge facility in place to finance the cash portion of the transaction, and expect permanent financing to be in the form of available cash and new unsecured notes. We expect this transaction to close in the first half of calendar year 2015, subject to regulatory and the CareFusion shareholder approvals.

Turning to slide 11, we believe this transaction will create significant value for shareholders, and I would like to walk you through some of those value drivers. We expect to deliver $250 million of cost synergies. This is expected to be fully realized in FY18. These cost savings are primarily the result of our combined operational and manufacturing footprint, coupled with lower SSG&A expenses.

The combination of the two companies will also result in strong cash flow, and a very attractive ROIC profile, which we expect to be exceed our cost of capital in FY18. On the bottom line, we will see double-digit accretion to cash earnings. As Vince said, think low teens, in the first full year. On a GAAP basis, we expect it to be accretive in FY18.

For modeling purposes, we will move to cash earnings going forward, and for FY14, our cash earnings is about $0.25 higher than our previously-communicated earnings guidance. From a top line perspective, this transaction is consistent with our long-term revenue growth aspirations. While we expect to achieve certain revenue growth synergies, they have not been contemplated into our model at this time.

Our leverage ratio will be 4.3 times at close, and we are committed to maintaining a solid investment grade credit rating. We will still have the ability to pursue our tuck-in M&A strategy, with a focus on international assets. We plan to suspend our share buyback program in the near-term, to focus on deleveraging and the dividend. Our current dividend per share will grow, in line with our expectations for long-term earnings growth.

I’m confident that after hearing our strategic rationale, and the financial characteristics of the deal, you have an increased understanding of the combined company, and that we are well-positioned for continued success. Now, I’ll turn the call back over to Vince to review our integration plans, and make some closing remarks.

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

Thank you, Chris. On slide 12, I’d like to spend a moment reviewing our integration plans. Of course, in a sizable acquisition like this, the success of the integration is of critical importance. With that being said, we already have a detailed plan in place, which will be executed promptly.

The integration team will be led by our Chief Operating Officer, Bill Kozy, and will consist of senior leaders from both organizations. This team will be accountable for delivering on the commitments made to our customers, employees, and shareholders. The existing CareFusion business will be reported within the BD Medical segment, and we will build a dynamic organization that combines two world-class companies.

Before we open the call up to questions, I would like to take a moment to summarize our message today. As you know, the health and well-being of patients, and the safety and efficiency and effectiveness of our products are BD’s first priority. Knowing that our products come in contact with millions of patients around the world, we carefully consider everything that we do. Our historic focus on quality and excellent service has driven our performance.

We believe this acquisition further leverages that capability, to increase efficiencies, reduce medication errors, and improve patient safety. And ultimately, it will enrich our purpose of helping all people live healthy lives. We are eager to welcome the talented CareFusion employees to our team, and look forward to continuing to grow our business together. Thank you, and we will now open the call to questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

David Lewis, Morgan Stanley.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 06, 2014 / 12:00PM, BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

David Lewis - Morgan Stanley - Analyst

Good morning. Just maybe a couple of questions here, if I can get them in. I guess the first question Vince, I think, most investors want to better understand this morning is, and the profile of Becton Dickinson for years has always been a solid growth at the top of their peer group, and that growth being driven organically. And with CareFusion, some investors see a slower growing capital-intensive US-centered business. So you talk about your confidence that you can maintain that growth profile that people have come to expect to from BD these last couple of years, pro forma for this transaction.

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

David, a high level of confidence. And while CareFusion sales are primarily in the US now, I think one of the very strong rationales on this deal is that we could accelerate the penetration of CareFusion’s products into different geographies around the globe.

And as we all know, we have been investing to build that infrastructure over the last several years, and we think we are really well-positioned to do that. In the short run, CareFusion has an exceptional opportunity, with what they have on their plate with the Pyxis system, and with the share gains that they have been making in their pump business.

So you can think about in two phases. One is what will happen over the next couple of years from organic growth at CareFusion. The second piece will be, products that are ready now for emerging markets, then there will be a second bucket in that piece, which is products we have to get approved and take into geographies around the globe, and third then, we’ll create versions for those geographies. So I think you put that all together, it is very much in line with our growth aspirations, we feel very good about that. Thanks for the question.

Operator

Brandon Couillard, Jefferies.

Brandon Couillard - Jefferies & Company - Analyst

Thanks, good morning. Chris, in terms of your comment around the ROIC expectations, could you quantify exactly what you peg as your weighted average cost of capital, and how will BDX’s incentive comp metrics change, if at all, post deal? Should we still expect you to include an ROIC-based metric going forward?

Chris Reidy - Becton, Dickinson and Company - CFO & EVP of Administration

A couple of things on the ROIC, when you’re thinking about the weighted average cost of capital, the only piece that you don’t have, Brandon, is the interest on our debt that we’re going to be issuing, and the way to think about that is 3.75% to 4.25%. And the only reason for the range there is we’re still — we will be looking at how much of the 5, 10, 15, 30 kind of year complement we will have, and that will be driven by market conditions.

And then, we will be executing on that, closer to the close, so you have got some time issue there. In your model, when you go through that, I think if you use the 3.75% to 4.25%, you will have that. And as we said, the economics of this deal on ROIC are very strong, and it exceeds that weighted average cost of capital in 2018.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 06, 2014 / 12:00PM, BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

Operator

David Roman, Goldman Sachs.

David Roman - Goldman Sachs - Analyst

Thank you, and good morning, everybody. I guess I wanted to, Vince, ask for your perspective, kind of broadly on industry dynamics here. This is obviously the third large transaction we’ve seen announced in med tech, and each one has its own flavor to it, but maybe you could just sort of talk specifically through the opportunity set as it relates to Becton and CareFusion on size and scale.

I think it’s a topic that academically a lot of us can understand, but practically, we haven’t yet been able to tease out quantifiably too many examples where bigger companies are either growing faster or generating higher returns. Maybe you could just sort of talk through how you see the industry evolving, and where specifically this transaction fits into that new dynamic?

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

Sure, David. First off, we do see the customer base changing rapidly. Not just in the US, but around the globe. We see them consolidating, and we think that the low-hanging fruit in healthcare cost savings have been really achieved by the customer base.

So that means that the customers, the hospitals have to do business differently, and that requires the reengineering of process. What is so exciting about this deal is that we’re able to put together an end-to-end process system, enabled by some great work by CareFusion with their SmartWorks informatics platform, and really attack, with great transparency, a process that is just central to running a hospital, the medication management process.

You can only do that if you have scale in the opportunity, and breadth. And when I say breadth here, I’m not talking about more products in the bag, I’m talking about things that fit together as a solution that enables you to reengineer a process. So we think this highly aligns with what healthcare systems are trying to do around the globe.

And so I think there are people who are going for solutions, I think there are other industry players that are going for breadth, and I would characterize that as more products in the bag. This is one about solutions. We think that positions us very well, in an industry where the buying process is moving up in the organization, and they’re looking for strategic partners.

Operator

Mike Weinstein, JPMorgan.

Mike Weinstein - JPMorgan - Analyst

Thank you, good morning. Just, Chris, a couple of clarifications on your end. So if you assume that the cost of borrow is in that 4% range, we’re getting to basically low double-digits accretion, so it sounds like it’s a little bit more accretive than what we were initially modeling. Are you assuming some up-front tax benefits to the CareFusion income, that you’ll recognize basically day one?

Chris Reidy - Becton, Dickinson and Company - CFO & EVP of Administration

Actually, we’re not assuming any tax rate synergies, so when you’re modeling, just take our tax rate and theirs. But what you should be picking up a little bit is the tax rate benefit of the interest on the debt, so we’ll get a shield on that, will give you a little bit of lift, and that could be influencing your number.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 06, 2014 / 12:00PM, BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

Operator

Brian Weinstein, William Blair.

Brian Weinstein - William Blair & Company - Analyst

This is a deal that’s much larger than anything that you have taken on in the past. Can you describe the process that you plan on taking for integration? And then, outside of integration, what is the biggest risk that you see with the transaction? Thanks.

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

Sure, so I’ll ask Bill Kozy to comment on the structure that we are putting in place, to really effectively get at this integration, and I’ll come back on the risk.

Bill Kozy - Becton, Dickinson and Company - EVP & COO

Good morning, this is Bill. Yes, we started our organization activity internally here, about three weeks ago. We have created an integration management office that will be comprised of both people from BD obviously, but we’ll be very inclusive of CareFusion leaders, as well. We will have a value capture team, that’s focused on two dimensions. One on the business focus, and how do we integrate these businesses for optimal performance, particularly of the growth side, which Vince mentioned, and then also on the synergy capture. So there’s two pieces of value capture there.

And there are teams and functional leaders that will include both companies, that will be set up to pursue those activities, and classic BD approach here. They will be structured at each team, there will be metrics expected approach here, there will be performance monitoring. I think the things that you have watched us do historically, in hopefully a fairly disciplined manner. So that’s at a high level, that’s the general approach. I hope that’s helpful.

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

Coming back to the risk, we think in any transaction, you have to be incredibly sensitive to the cultural fit between the organizations. In this transaction, we think there is a really excellent fit, but you can’t take that for granted, number one. And number two, these are complementary businesses with some great skills on both sides.

Making sure that we retain the great talent at CareFusion will be a number one priority for us, as we go forward. They’ve done some great work in informatics, and really, as Kieran said in his remarks, building that R&D pipeline. That’s very important to us, so that will be job number one in the integration work that we’ll be doing, and kicking off immediately.

Operator

Rick Wise, Stifel.

Rick Wise - Stifel Nicolaus & Company - Analyst

Good morning, and congrats on the deal, Vince. Maybe I’ll touch on EBITDA margins. Becton’s are a bit higher, CareFusion is a bit lower. Can you help us understand the biggest moving pieces that bring CareFusion up to your levels?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 06, 2014 / 12:00PM, BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

Is it plants integration, is it volume, is it purchasing of the combined entities. Is it restructuring? And you had talked about, I think, considering certain operating synergies not currently reflected in the Becton numbers. Can you help us get a little more perspective on all of that? Thank you.

Chris Reidy - Becton, Dickinson and Company - CFO & EVP of Administration

Let me take a shot at that. It’s actually all of the above that you mentioned, Rick. Obviously, the clear cut ones are the back office and the public company costs. We would also expect to get synergies in just combining our manufacturing footprint, and you know, CareFusion was planning to do some of that themselves, as they had previously announced. We think that can expand in this transaction.

Operational synergies, and then across the board, and others. We have been talking quite a bit about the ReLoCo efforts that we had, and so bringing those skill sets, and CareFusion had both same programs. So I think combining those and putting all the costs through that are important. One thing I would point out is that we’re not expecting to get any synergies in R&D, as Vince had just said, we really value the fact that they invested heavily in R&D, and have the appropriate amount, that we believe we do as well, so you wouldn’t expect to get any synergies there.

Operator

Doug Schenkel, Cowen and Company.

Doug Schenkel - Cowen and Company - Analyst

Good morning and congratulations. As has been noted previously in many ways, this deal is a market departure from what BDX has done historically. With that in mind, first, why now? Were you looking to do something more aggressive and sizable because of what you are seeing in the environment, or did this opportunity just happen to present itself?

And then, I guess, related to that, how should investors think about your M&A criteria moving forward, in terms of priorities by end market, product or geographic categories? And at what point would you be in a position to pursue additional M&A, in the context of your current debt ratio. Thank you.

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

That was a great multi-part one question, you got in there Doug. It was well done. This is an acceleration of the strategy that we were pursuing. As we worked to make — drive this idea of complete solutions for our customers and did our work on what the medication management industry looked like and we identified a $20 billion industry, and the chance to become the leader in that industry was very strategically compelling to us, with strong financials at the same time.

So it was a logical next step for us. We have done seven small plug-in M&A transactions, and we have not set a target for a size of a deal. It was going to be driven by the strategy, the market opportunity, and what we could create for customers and shareholders. And so all of those things came together at a time where the customer base was changing rapidly. And an aggressive move was appropriate in that set of circumstances.

As we look to CareFusion, we saw such a wonderful complementary fit, and the opportunity to put together an end-to-end solution, like we’re doing for our other businesses. With that, I began speaking with Kieran, and we saw the opportunity in that conversation to also accelerate the CareFusion strategy, and this is how this came together. So a natural evolution of our strategy, and acceleration of both companies’ strategies.

In terms of geography, for how we think about med management, I’ll ask Tom Polen to make a few comments about the product lines, and how we see them playing out.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 06, 2014 / 12:00PM, BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

Tom Polen - Becton, Dickinson and Company - Group President of Medical Surgical Systems and Pharmaceutical Systems

This is Tom. So I think, as Vince had mentioned before, not specific to acquisition topic, but we certainly do see the opportunity for CareFusion products to be spread around the world. As a near-term on the consumable side, very appropriate market fit for things like valves, sets, core prep, et cetera.

As you think about that mid-level capital, we see opportunities for not all of the portfolio, but certainly a series of products. For example, the Caesarea pumps in emerging markets, some of the procedural solutions in respiratory products fit very strongly in emerging markets. And we see on the large capital side, on the dispensing, while the decentralized pharmacy model that we see in the US is not very common in emerging geographies, where they have a centralized model, CareFusion has a great product, Rowa, which is based in Europe, which has done very well there, and we see that having very strong applicability in emerging markets and an opportunity for growth there. So Vince, back on the — ?

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

So Tom, before you finish up, would you comment on some of the opportunities in the developed world, to synergize with our products that we were developing in expanding into medication management?

Tom Polen - Becton, Dickinson and Company - Group President of Medical Surgical Systems and Pharmaceutical Systems

So as Vince had mentioned before, obviously BD has been very well known in catheters, syringes. Several years ago, began to venture outside of that traditional consumable delivery space into the pharmacy preparation, with the acquisition of [Facile]. You then saw us acquire company, Cato, which is also in that preparation space for hazardous drug compounding.

Obviously then, moving into the injectable drug space, with the launch of BRX, which is still in its very early stages. And then, you may be aware of your partnership that we signed for a product, [Cricy], which is not launched, but is a smart injection port. We think, as you complement that, and for example, one of the charts that we’ve shown here in the discussion, those are all very complimentary with the products that we get from — obviously with CareFusion. And so things like the smart injection port, obviously fit very complementary with the smart infusion pump, to now create a solution that covers not only drugs that are infused, but drugs that are given bolus doses, we’ll be really the only company that can offer that level of medication safety across the way.

We’ve always had a major role in preventing healthcare-associated infections with some of the closed system technologies in our catheters. Obviously, with the solutions like CorePrep and other products, that help address those similar issues, again, just other ways that we can be providing broader, more impactful solutions to customers on some of their top issues.

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

Thanks, Tom.

Operator

Bill Quirk, Piper Jaffray.

Bill Quirk - Piper Jaffray & Co. - Analyst

Great. Thanks, good morning, everybody. First, can you help a little bit, I guess, on the synergy topic? I think BD has really done a very strong job at reacting to a lot of local market conditions, both in terms of product design, as well as manufacturing. So if we think about one of the key components to this deal here, is obviously expanding CareFusion’s presence internationally in emerging markets. Help us think a little bit about the manufacturing and product design opportunities?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 06, 2014 / 12:00PM, BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

Let’s talk about the operational synergy piece. First, we are starting off with — CareFusion had announced a simplification program, and their next phase of that, on the operations side. It was part of their guidance going forward. We had the opportunity to take a look at that program, but look at it in the context of also the BD footprint.

So we’re going to be building off of that program, along with opportunities that we see to put this together in a synergized way. So we’re very excited about the opportunity. We think the skill set that is required to do that leverages our experience that we’ve had over the last few years, in doing ReLoCo. It’s the same sort of thing. It’s a great opportunity.

The second piece, of course, is procurement, where we are buying many of the same materials, and so there’s an immediate opportunity there, that we’re also excited about. So there’s a footprint opportunity. We believe there is automation opportunity on the operations side, and the procurement on top of that.

In terms of R&D priorities, it’s a really bit too early to get into that. I think Tom just walked you through the portfolio from immediate to mid term, and we’ll be back to you with more information, in terms of how we set those R&D priorities. We have to do that with the team from CareFusion, who knows those businesses in great depth and detail. Once we’ve had the opportunity to do that, Bill Kozy will lead that work, and then with Tom Polen’s assistance, and we’ll get back to you.

Operator

Richard Newitter, Leerink Partners.

Richard Newitter - Leerink Partners - Analyst

Thanks for taking the question. Vince, I was just hoping you could elaborate a little bit. You talked — thank you for talking a little bit about where in the emerging markets CareFusion’s product portfolio is ready today, for you to begin to leverage your strong distribution.

Can you talk about the other two buckets, with some more color and detail on product, where, I think you said you had some approval dependencies. Can you get a little bit more specific there, and then also, where are you most excited for that third bucket, and what’s the timing of that, where maybe you see an opportunity to develop at the local market level?

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

Tom will take that.

Tom Polen - Becton, Dickinson and Company - Group President of Medical Surgical Systems and Pharmaceutical Systems

This is Tom. As you think about taking products into emerging markets, as Vince mentioned, there are some products that are registered today, of course, just based on CareFusion’s presence, not all the products have been registered in those geographies. So there are some products that are available to go right into our sales bags today.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 06, 2014 / 12:00PM, BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

Many are ready and available from a — they fit technologically with the emerging market needs, again, valves, sets, core prep, a number of the products on the procedural solutions side, will require registration, and as you know, those registration periods can vary significantly. The shorter tend to be in markets like EMA, longer in markets like Brazil and China, as an example.

As we think about customization, we will certainly be evaluating that further during the integration phase, but there are a number of products, particularly, as we think about local needs in infusion and pumps. Again, products like the Alaris, that are sold in the US, and are the market-leading products in the US, we know are not the appropriate products for Asia. But at the same point, investments that CareFusion had made, for example, in Caesaria, provide some very nice solutions that we’ll be evaluating over the months ahead, to be able to take into those geographies, such as in Asia.

I think the other thing that is an opportunity is both BD and CareFusion had begun making investments in local R&D. We’ve shared that in the past on our calls, CareFusion had established some similar presence, particularly strong in the informatics area, with R&D centers in India, and so we’ll be looking to understand how we can get those to further collaborate and customize those products.

But the last thing I mentioned earlier is products like Rowa, which is a product for centralized pharmacy preparation. It’s a product that’s been very successful in Europe, and very well fits with the pharmacy structure in markets like China and other geographies. CareFusion had some early interest in those, despite not having necessarily a broad channel. Those are some areas, that again, very early in this integration phase, will be evaluating further from a timing perspective. That one happens to not necessarily require regulatory approval, just given the dynamics of its nature as a dispensing unit, rather than a medical device.

Operator

Derik de Bruin with Bank of America Merrill Lynch.

Rafael Tejada - BofA Merrill Lynch - Analyst

Good morning, it’s Rafael in for Derek, and thank you for the question. Actually, just wanted to get a little more color on the addressable market size opportunity. I know that you were talking about a $20 billion market, but I just wanted to get a better sense of the size in the developed markets versus the emerging market opportunity, as well as the growth rates and margin profile between these two regions? Thank you.

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

The numbers that we gave you of the $20 billion industry, today, obviously are primarily developed world. They don’t include hardly anything in the developing world or emerging markets today. So much of what’s we’re talking about would be that the developed world markets are growing, similar to BD markets, in the 3% range or so.

The opportunity, though, just like we have done in our medical business, is to accelerate that growth rate by leveraging our infrastructure. It would be a market-creating situation, a market development situation, with these products. I can tell you this though, our sales force in Asia, having done the call last night, are very excited about this portfolio of products.

Operator

Larry Keusch, Raymond James.

Larry Keusch - Raymond James & Associates, Inc. - Analyst

Good morning, thanks for squeezing me in. Just two quick ones here.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 06, 2014 / 12:00PM, BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

You’ve obviously talked about the emerging market opportunities. I certainly understand the needs to look at the product line over several years, as you start to bring in products, get new ones registered, developed specifically for these markets.

I wonder if you could help us think, if you take that 5% baseline revenue number for emerging markets for CareFusion, where do you believe that could go? And associated with that, certainly Hospira and Baxter have the ability to leverage pumps and IV solutions, and I’m just wondering if you think there is a strategic need to move in that direction?

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

I will take the second piece first. The strategy that we’re moving forward with is not just combining two different products, and selling them. It’s really a process reengineering opportunity, for a solution that we can sell that gets process transparency.

It certainly creates a strong foundation for future growth into other areas, and that’s what I would say about it now. We are going to have a lot on our plate to integrate this, and tremendous opportunity with the customer base to create these complete solutions. Where it goes from there would be upside to anything that we’re thinking about.

Operator

Mike Weinstein, JPMorgan.

Mike Weinstein - JPMorgan - Analyst

Thank you for letting me back in queue. I appreciate that. I just want to circle back on the accretion map. So on the tax side, because of the incremental US interest expense, the benefit to the pro forma tax rate, is that about 150 basis points? And any guidance there?

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

No, calculating that is so complex. There’s the interplay with foreign tax credits, and what have you. So we don’t think that it’s that much, Mike. We think that’s going to be closer to the 50 to 100 range. Not quite as much as you say.

You mentioned tax before. What I would say is, although we don’t have any tax synergies in the deal, we do think that as we execute on the strategy of bringing more of the CareFusion products, and leveraging our international platform, that will create tax synergies going forward. It’s just, it takes a long time to establish those legal entities and structures, but we do think over time, this actually will be synergistic to our tax rate. But it’s just not something that we counted on in the near-term, and did not include that in our synergies.

Operator

Vijay Kumar, ISI Group.

Vijay Kumar - ISI Group - Analyst

Congrats on the deal, and so maybe, I just want to ask a big picture question on — a number of people that have commented on how, on the size of the deal, right? And I do feel like in a certain sense you’re listening to your shareholders, particularly on the cap deployment front, and you certainly have done this, and are keeping in mind creating shareholder value. So I guess, as you delever the balance sheet over the next few years, given the phenomenal cash flow generation of this combined entity, should we be now be thinking of Becton Dickinson in a different perspective, in the sense that you’re more willing to take shareholder-friendly action, whether it be M&A or buybacks, or whatever need might arise in two years’ time?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 06, 2014 / 12:00PM, BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

Thank you for the question. I think we’ve always been shareholder-friendly. I think what you are seeing here is a more aggressive move to create a world leader in the industry. As we do that, to create a substantial value for shareholders.

In terms of our capital deployment, in the past, we certainly did return a larger amount, in fact, close to an industry-leading amount in capital to shareholders through buybacks and through our dividend. We felt that this was a better opportunity to drive both strategic performance and value to shareholders.

In one sense, it does indicate that we are willing to do new things more aggressively, and we’re doing that because we felt that we have built of the capabilities over the last several years, that built the platform for this kind of move. So, we’re excited about the opportunity, and we feel really ready to take on this challenge, and we’re looking forward to getting together with our new colleagues from CareFusion. Chris, do you want to comment on that?

Chris Reidy - Becton, Dickinson and Company - CFO & EVP of Administration

Just a couple of things, Vijay, that I would have you think about. As we think about capital structure going forward, it’s kind of in two phases. Obviously, in the near-term we’ll be very focused on deleveraging, and suspending the share buyback program. As we delever, we’ll get a little bit more headroom, and during that period, we will be able to do tuck-in acquisitions and M&A, clearly in international, and as we get a little bit of momentum in the delevering, that will open a little bit of more room for the US tuck-in M&A.

As we get back to the solid investment grade rating, that will bring us back to where we were before this acquisition, which is the M&A strategy will be based on the strategic value and the shareholder value, and so it will depend at that point as to what drives strategic value, and it is consistent with our tuck-in acquisition program. So that won’t change throughout this whole process. But in the near-term, we’ll obviously be focused on deleveraging, and focused on a solid investment grade. And I think one of the things that we would highlight as well, is that in addition to the other financial metrics that are so positive in this deal, we’ve maintained a strong balance sheet, as well.

Operator

Mark Massaro, with Canaccord Genuity.

Mark Massaro - Canaccord Genuity - Analyst

Thanks for taking the question. So, congrats on the acquisition. As I look at the notable expansions of the medical business, could you maybe comment on, to what extent was this placing a debt on the medical segment of the business, as opposed to the diagnostics segment? Did you look at other types of diagnostic deals, that could try to move the needle for you? And maybe just some comments on that would be helpful.

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

Mark, that’s a great question. We ran a very comprehensive program, which included all of our businesses. When that analysis came out, after we went through our strategic filters and our financial filters, it identified this as the clear opportunity, and not that there weren’t opportunities in diagnostics and biosciences, but we felt we were best prepared, and could create the best strategic position for the Company, in acquiring CareFusion.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 06, 2014 / 12:00PM, BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

Those businesses remain incredibly important to us. We have very full agendas in terms of R&D, and implementing on their programs, but we also expect, as Chris mentioned, that we will continue to do plug-in M&A on that side, as we delever. So we’re excited about the prospects for those businesses, and so all of this portfolio continues to be very important to us, but this was the appropriate bet at this time.

Operator

Amit Hazan, SunTrust.

Amit Hazan - SunTrust Robinson Humphrey - Analyst

Thanks so much for taking the question. I wanted to talk generally about the top line potential, which you obviously seem pretty clear that you expect it to materialize in terms of accretion. You didn’t give any guidance for the synergies there for the next three years specifically. I’m wondering why that is, and if you can actually give us a little bit more specifics on how to think about top line synergies, and also any dissynergies that you might see from any product lines, as well? Thanks.

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

Sure. Thanks for the question. I guess the bottom line is, this deals hunts based on cross synergies. It’s very, very financially compelling. We do believe that the revenue synergies are there. They obviously take a little while, as Tom was explaining, to materialize.

So that’s the real reason. But this is such a strategic deal, we think the revenue synergies are there. We know they are, but we didn’t count on them in terms of the metrics that we shared with you.

Operator

David Lewis, Morgan Stanley.

David Lewis - Morgan Stanley - Analyst

Thanks for letting me back in. Chris I just want to follow up here, on synergies for a second. We look at this deal, just for the metrics you’ve already given us. This is a more accretive transaction than any of the recent transformative med device deals that we’ve seen, and if I think about your benchmarking on this deal, you are saying 6% or 7% of revenue, or expense, depending on how you look at it, and benchmarking would tell us that you could do 8%, 9%, 10%.

So a lot of this call has focused on the strategic rationale of this business, and all of the cross pollinating overlap. I guess the real direct question is, you’re giving an accretion number, which is already better than peers, but it is below on benchmarking. So it sort of suggests to a lot of people the accretion number is simply conservative. It looks to be very focused on just CareFusion G&A. Can you talk about how you formulated that number, and give us a sense to what degree you think those numbers could prove conservative, over time?

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

Sure. Great question, thank you, David. We think that the synergies are achievable, the $250 million. I think the thing that you have to bear in mind is that some of that was already an overlap with what CareFusion, had already planned and had already accomplished.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 06, 2014 / 12:00PM, BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

And so as we went through diligence, we looked very carefully at not only the G&A line. It is not just that line. As you pointed out, the metrics compare favorably to other transactions, in terms of revenue growth. And as we look at those transactions on a combined basis of total revenue, it’s kind of in the middle of the pack of recent deals, at around that 2% level. We think that compares favorably.

We also cut it from a different angle to look at the total expenses, and we obviously do our due diligence. We have advisors that showed us what they thought the benchmarks are, and it came right in where we expected it to. Bottom line, we think that the cost synergies are achievable, and there is little bit of overlap, particularly in the manufacturing footprint, and operational area, with what CareFusion already had in their plan.

Operator

Doug Schenkel, Cowen & Company.

Doug Schenkel - Cowen and Company - Analyst

Thank you for taking (technical difficulty).

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

You cut out on us, Doug.

Doug Schenkel - Cowen and Company - Analyst

Can you hear me now?

Vince Forlenza - Becton, Dickinson and Company -Chairman, CEO & President

Yes, you are good now.

Doug Schenkel - Cowen and Company - Analyst

Sorry about that and thanks for taking the follow-ups. Two clean-up questions. First is, I think about 90% of your cash is trapped internationally. Can you just confirm that this deal doesn’t provide you any opportunity to address that, and how important a priority is, figuring out a way to get some of that cash repatriated in a shareholder-friendly way?

And the second question is just, in terms of the timing of the deal, is it fair to assume that you guys are factoring in assumption that there’s a Ministry of Commerce review over in China? Thank you.

Chris Reidy - Becton, Dickinson and Company - CFO & EVP of Administration

From a review process, we think we have a timeline that accommodates all the governmental review processes, and of course, we’re talking about closing in the first half the calendar year in 2015. We think that we have a covered.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 06, 2014 / 12:00PM, BDX - Becton Dickinson and Co Conference Call to Discuss its Definitive Agreement to Acquire CareFusion Corp

Vince Forlenza - Becton, Dickinson and Company - Chairman, CEO & President

And on the US and ex-US cash issue, what we have always been saying before this deal is that, as we look out over our planning horizon, we have enough US cash on hand and cash flow to cover our dividends and our share repurchase. The good news is CareFusion actually helps us on that regard with their US cash flow. So as we think about it now, going forward, you should be thinking that we have enough US cash, plus the cash flow that’s generated to cover the dividends, plus servicing the debt, and to delever.

What part of that is, the tax structures and legal entity structures and the internal intercompany dividend, and we’ve made good progress, on that, as you know, both in the tax rate and our ability to return cash in a shareholder friendly tax-efficient manner in the past. We’ll continue to look at those opportunities going forward, and we think this expands the solutions set in that regard as well.

So with that, I want to thank all of you for participating today for your thoughtful questions. We’re very excited about the opportunity that this acquisition creates for customers, for employees of both companies, and for shareholders. So we look forward to reporting on our progress with this deal. So, thank you very much.

Chris Reidy - Becton, Dickinson and Company - CFO & EVP of Administration

Thanks everyone.

Operator

Thank you. This does conclude today’s teleconference. Please disconnect your lines at this time, and have a wonderful day.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2014, Thomson Reuters. All Rights Reserved.

Forward-Looking Statements

This communication contains certain estimates and other forward-looking statements (as defined under Federal securities laws). Forward looking statements generally are accompanied by words such as “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding the estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of CareFusion, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. These statements are based on the current expectations of BD and CareFusion management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding BD and CareFusion’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the ability of the parties to successfully close the proposed acquisition, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; risks relating to the integration of CareFusion’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; the outcome of any legal proceedings related to the proposed merger; access to available financing for the refinancing of BD’s or CareFusion’s debt on a timely basis and reasonable terms; the ability to market and sell CareFusion’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances; the loss of key senior management or other associates; the anticipated demand for BD’s and CareFusion’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures; the impact of competition in the medical device industry; the risks of fluctuations in interest or foreign currency exchange rates; product liability claims; difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches; risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships; successful compliance with governmental regulations applicable to BD, CareFusion and the combined company; changes in regional, national or foreign economic conditions; uncertainties of litigation, as well as other factors discussed in BD’s and CareFusion’s respective filings with the Securities Exchange Commission. BD and CareFusion do not intend to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, BD will file with the SEC a registration statement on Form S–4 that will constitute a prospectus of BD and include a proxy statement of CareFusion. BD and CareFusion also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by BD and CareFusion with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of BD or CareFusion at the following: Monique N. Dolecki, Investor Relations – 201-847-5378 Monique_Dolecki@bd.com or Jim Mazzola, Investor Relations – 858-617-1203 Jim.Mazzola@CareFusion.com

PARTICIPANTS IN THE SOLICITATION

BD and CareFusion and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 19, 2013, for its 2014 Annual Meeting of Shareholders and subsequent SEC filings. Information about CareFusion’s directors and executive officers is available in CareFusion’s proxy statement dated September 25, 2014, for its 2014 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or CareFusion as indicated above. This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.